UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31,  2019

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 0-14706.

A.Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

B.Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Ingles Markets, Incorporated

P.O. Box 6676

Asheville, North Carolina 28816

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Audited Financial Statements

and

Supplemental Schedule

as of December 31, 2019 and 2018

and for the Year Ended December 31, 2019

(with Report of Independent Registered Public Accounting Firm)

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Table of Contents

December 31, 2019 and 2018

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-9

Supplemental Schedule:
Schedule H, Line 4i–Schedule of Assets (Held at End of Year)	10-12

Signatures	13

Exhibit Index	14

Report Of Independent Registered Public Accounting Firm

Participants of the Ingles Markets, Incorporated Investment / Profit Sharing Plan

and the Audit, Fiduciary Investment and Administrative Committee of

Ingles Markets, Incorporated

Black Mountain, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and supplemental schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the

Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman, LLP

We have served as the Company’s auditor since 2011.

Asheville, North Carolina

June 26, 2020

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
Assets	2019	2018
Investments at fair value (See Notes 3 and 5)	$132,955,111	$103,281,562
Notes receivable from participants	6,678,307	6,495,982
Cash and cash equivalents	30	0
Net assets available for benefits	$139,633,448	$109,777,544

The accompanying notes are an integral part of these financial statements.

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2019

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$24,111,524
Interest, dividends and capital gain distributions	1,606,488
25,718,012

Interest income on notes receivable from participants	353,339

Contributions:
Employer	2,933,378
Participant	8,190,104
Rollovers	796,841
11,920,323
Total additions	37,991,674

Deductions to net assets attributed to:
Benefits paid to participants	7,765,414
Administrative expenses	370,356
Total deductions	8,135,770
Net increase	29,855,904
Net assets available for benefits:
Beginning of year	109,777,544
End of year	$139,633,448

The accompanying notes are an integral part of these financial statements.

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2019 and 2018

1.	Description of the Plan

The following description of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of the Plan document are available from the Fiduciary Investment and Administrative Committee.

General - The Plan is a defined contribution plan covering substantially all employees of Ingles Markets, Incorporated (the “Company” and “Plan Sponsor”) and its wholly-owned subsidiary, Milkco, Inc., who have completed one year of eligible service as defined in the Plan document and are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions - The Plan provides for four types of contributions: (i) Company profit sharing plan contributions to the Ingles Stock - Class B made by the Company - discretionary in nature; no participant 401(k) contributions can be made to the Ingles Stock - Class B, (ii) participant 401(k) contributions from one percent to 50 percent (in increments of one percent) of their pre-tax annual compensation as defined in the Plan document (subject to regulatory limitations), and (iii) Company 401(k) matching contributions, discretionary in nature and determined by the Company for each payroll period, and (iv) participant rollover contributions.  The Plan has an automatic increase feature for participant deferral amounts.  Participants are allowed to make designated Roth contributions and Roth rollovers to the Plan.  The Company matches 50% of contributions up to 5% of a participant’s compensation as defined in the Plan document. In addition, all participants who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions, also subject to regulatory limitations.

Upon enrollment in the Plan, participants may direct participant and Company matching contributions in one percent increments to any of the Plan’s fund options, including the Ingles Class A Stock. Participants may change their investment options daily. Plan participants may divest employer contributions of Company Class B stock and reinvest in other investment options.

In 2019, the Company made net discretionary 401(k) matching contributions of $2,933,378. The Company made no discretionary profit sharing contributions during 2019.

Participant Accounts - Each participant’s account is maintained to reflect participant’s contributions, any Company matching and profit-sharing contributions, and any rollover contributions, as well as the participant’s related share of the Plan’s income and losses, benefit payments and certain related administrative expenses. Allocations of Plan earnings or losses are based on participant account balances, participant compensation as defined in the Plan document, or participant contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures - Contributions and rollovers by participants plus actual earnings thereon are immediately vested and non-forfeitable. Participants become vested in the Company’s matching and profit sharing contributions on a graduated basis with 100 percent vesting occurring after the completion of six years of service.

Forfeited balances can be utilized to pay Plan expenses, reduce matching contributions or to reduce non-elective contributions.    Forfeitures of $32,336 were used during 2019 to reduce the Company’s matching contributions. Unallocated forfeitures at December 31, 2019 and 2018 were $56,510 and $30,026, respectively.

Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $500 to a maximum equal to the lesser of $50,000 or 50 percent of their vested balances with the term of the loan not exceeding five years except for loans to purchase the borrower’s principal residence whose term shall not exceed ten years. The loans are secured by the balance in the participant’s account. The interest rate used will be comparable to rates charged by local lending institutions for similar loans. Principal and interest are paid ratably through employee payroll deductions. At December 31, 2019, outstanding loans bore interest rates ranging from 4.25% to 10.00%.

Payment of Benefits - Upon termination of service, death, disability or retirement, participants, or their beneficiary in the case of death, may receive a lump-sum amount, partial distribution or payments over a period certain in monthly, quarterly, semiannual or annual cash installments equal to the vested value of their account.

In-service withdrawals are available in certain circumstances, as defined in the Plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant must exhaust all available loan options and available distributions prior to requesting hardship withdrawals.

Administrative Expenses - The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document. Certain legal and accounting fees and certain administrative expenses relating to the Plan are paid by the Company and will not be reimbursed by the Plan.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.	Summary of Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3  for discussion of fair value measurements.    Plan management determines the Plan’s valuation policies utilizing information provided by the trustee.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits - Benefits are recorded when paid.

Subsequent Events - The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through June 26,  2020, the date the financial statements were issued.

Subsequent to the date of the statement of net assets available for benefits, the World Health Organization declared the outbreak of COVID-19, a novel strain of Coronavirus, a pandemic. This contagious disease outbreak has continued to spread across the globe and is impacting worldwide economic activity and financial markets.  The financial statements do not reflect any adjustments as a result of the subsequent increase in economic uncertainty.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was passed by Congress. The CARES Act, among other things, includes several relief provisions available to tax qualified retirement plans and their participants.  Plan management is evaluating the impact of the CARES Act on the Plan.

3.	Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are:

• Level 1:	Observable inputs such as quoted prices in active markets.

• Level 2:	Inputs other than quoted prices in active markets that are either directly or indirectly observable.
• Level 3:	Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The following is a description of the valuation methodologies used for assets measured at fair value:

Common Stocks

Common stocks in the Plan are publicly traded investments and are valued daily at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds

Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.

Common Collective Trust Funds

These funds are valued at the net asset value (“NAV”) of units of the collective fund. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.  The common collective trust funds are not required to be classified within a level on the fair value hierarchy.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019 and 2018:

	Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Mutual funds	$30,647,156	$—	$—	$30,647,156
Common stocks	16,625,285	—	—	16,625,285
Total assets in the fair value hierarchy	$47,272,441	$—	$—	47,272,441
Investments measured at net asset value (a)				85,682,670
Investments at fair value				$132,955,111

	Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total

Mutual funds	$44,837,099	$—	$—	$44,837,099
Common stocks	11,329,048	—	—	11,329,048
Total assets in the fair value hierarchy	$56,166,147	$—	$—	56,166,147
Investments measured at net asset value (a)				47,115,415
Investments at fair value				$103,281,562

(a)

In accordance with GAAP, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2019 and 2018.  There no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value	Fair Value			Redemption
	December 31,	December 31,	Unfunded	Redemption	Notice
	2019	2018	Commitments	Frequency	Period
Common collective trust funds	$ 85,682,670	$47,115,415	None	Daily	12 months

The Plan recognizes transfers between the levels as of the beginning of the reporting period. There were no transfers between the levels for the years ended December 31, 2019 and 2018.

4.	Income Tax Status

Effective January 1, 2017 the Employer adopted fully the Volume Submitter Plan and Trust provisions under the Wells Fargo Bank, N.A. Defined Contribution Volume Submitter Plan and Trust.  The Plan has not obtained a determination letter from the IRS stating that the volume submitter plan was in compliance with the applicable requirement of the IRC. The Plan is relying on the IRS approval of the volume submitter plan that it is utilizing. The IRS has determined and informed the document sponsor by a letter dated March 31, 2014 that the volume submitter plan document was designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no  uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Exempt Party-in-Interest Transactions

Certain Plan investments are managed by Wells Fargo Bank, N.A., the trustee as defined by the Plan, and therefore these transactions qualify as exempt party-in-interest transactions.

Participants may direct investment of their Plan balances into the Target My Retirement program where the trustee is responsible for managing the investments in participant accounts. These transactions qualify as party-in-interest transactions. Fees paid by Plan participants under the Target My Retirement program were included as a reduction of the return earned on each fund. Target My Retirement investments utilize the following funds:

Wells Fargo/Blackrock AGG BD Index CIT TR
Wells Fargo/Blackrock Intl Eq Index CIT TR
Wells Fargo/Blackrock LC Growth Index CIT TR
Wells Fargo/Blackrock LC Value Index CIT TR
Wells Fargo/Blackrock RU 2000 Index CIT TR
Wells Fargo/Blackrock S&P 500 Index CIT TR
Wells Fargo/Blackrock S&P Midcap Index CIT TR
Wells Fargo/Blackrock Short-Term Investment Fund TR

The trustee for the Plan is responsible for maintaining custody of the investment funds, excluding Ingles Markets, Incorporated stock. The Company’s Fiduciary Investment and Administrative Committee (the “Committee”) appoints the trustee responsible for maintaining custody of the Company stock component of the Ingles Stock – Class B and the Ingles Stock Class A.  The Committee engages an independent co-fiduciary to assist in the selection and monitoring of the Plan’s investments funds.  Transactions related to the Company stock, including dividend income of $236,313, qualify as party-in-interest transactions.

Due to restrictions on the trading periods of the Company stock, effective May 2007, the Plan Sponsor may advance funds to the Plan for the purpose of making distributions of participants’ holdings in the Company Stock – Class B. Advances are interest free and will be repaid through the dividends received on the Company Class B stock and the sale of Class B shares to the Plan Sponsor or other qualified transferee, or the conversion of the Company Class B stock to Class A stock and subsequent market sale of the Class A shares. During 2019, the Plan received a  $0.55 million advance from the Plan Sponsor and made repayments of $0.55 million to the Plan Sponsor.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Because the Ingles Stock - Class B and the Ingles Class A Stock are not diversified, they may experience wider variation in value than the other Plan funds.

SUPPLEMENTAL SCHEDULE

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2019

EIN: #56-0846267

Plan No. 001

		(c) Description of Investment
		Including Maturity Date, Rate of		(e)
	(b) Identity of Issue, Borrower,	Interest, Collateral, Par or		Current
(a)	Lessor or Similar Party	Maturity Value	(d) Cost **	Value
	Common collective trust funds:
*	Wells Fargo Bank, N.A.	Stable Return Fund N		$18,706,085
*	Wells Fargo Bank, N.A.	Enhanced Stock Market Fund N		17,829,396
*	Wells Fargo Bank, N.A.	Blackrock AGG BD Index CIT TR		7,153,746
*	Wells Fargo Bank, N.A.	Blackrock Intl Eq Index CIT TR		3,659,122
*	Wells Fargo Bank, N.A.	Blackrock RU 2000 Index CIT TR		1,189,706
*	Wells Fargo Bank, N.A.	Blackrock LC Growth Index CIT TR		151,381
*	Wells Fargo Bank, N.A.	Blackrock LC Value Index CIT TR		765,854
*	Wells Fargo Bank, N.A.	Blackrock S&P Midcap Index CIT TR		1,872,610
*	Wells Fargo Bank, N.A.	Blackrock S&P 500 Index CIT TR		4,476,372
*	Wells Fargo Bank, N.A.	Blackrock Short-Term Investment Fund TR		655,563
	JP Morgan Investment Advisors	Smart Retirement DRE Income		1,071,083
	JP Morgan Investment Advisors	Smart Retirement DRE 2020 CF		3,471,678
	JP Morgan Investment Advisors	Smart Retirement DRE 2025 CF		5,215,776
	JP Morgan Investment Advisors	Smart Retirement DRE 2030 CF		4,094,062
	JP Morgan Investment Advisors	Smart Retirement DRE 2035 CF		3,496,921
	JP Morgan Investment Advisors	Smart Retirement DRE 2040 CF		3,181,195
	JP Morgan Investment Advisors	Smart Retirement DRE 2045 CF		2,353,963
	JP Morgan Investment Advisors	Smart Retirement DRE 2050 CF		3,737,747
	JP Morgan Investment Advisors	Smart Retirement DRE 2055 CF		2,387,039
	JP Morgan Investment Advisors	Smart Retirement DRE 2060 CF		213,371
				$85,682,670

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2019

EIN:     #56-0846267

Plan No. 001

		(c) Description of Investment
		Including Maturity Date, Rate of		(e)
	(b) Identity of Issue, Borrower,	Interest, Collateral, Par or		Current
(a)	Lessor or Similar Party	Maturity Value	(d) Cost **	Value
	Mutual funds:
	American Funds	Growth Fund of America R6		5,115,113
	Oakmark Funds	International Fund		4,114,519
	Hartford	Extended Market Fund		6,207,332
	Fidelity	Mid Cap		3,880,674
	Fidelity	Total International Index Fund		361,756
	Fidelity	US Bond Index		986,774
	Natixis Loomis, Sayles	Investment Grade Bond Fund		5,780,307
	T. Rowe Price	Small Cap Stock I #525		1,513,782
	Vanguard	Equity Income		2,068,733
	Vanguard	Selected Value		618,166
				$30,647,156

	Employer Securities:
*	Ingles Markets, Incorporated	Ingles Stock – Class B		10,677,939
*	Ingles Markets, Incorporated	Ingles Class A Stock		5,947,346
				$16,625,285
*	Participant loans***	Interest-bearing at 4.25% - 10.00%,
		maturing January 2020 through October 2029		6,678,307
				$139,633,418

*Party-in-interest

**Cost information omitted for participant-directed investments.

***The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Date: June 26, 2020	By:	/s/ Ronald B. Freeman
Ronald B. Freeman Plan Administrative Committee Member

	By:	/s/ Cynthia Brooks
Cynthia Brooks Plan Administrative Committee Member

	By:	/s/ Patricia Jackson
Patricia Jackson Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit 23 Consent of Dixon Hughes Goodman LLP